Exhibit 10.7

ATRECA, INC.

EXECUTIVE EMPLOYMENT AGREEMENT

for

Courtney Phillips

This Executive Employment Agreement (the “Agreement”), made between Atreca, Inc. (the “Company”) and Courtney Phillips (the “Executive”) (collectively, the “Parties”), is effective as of June 10, 2019.

WHEREAS, the Company desires for Executive to provide services to the Company, and wishes to provide Executive with certain compensation and benefits in return for such services, as set forth in this Agreement; and

WHEREAS, Executive wishes to be employed by the Company and to provide personal services to the Company in return for certain compensation and benefits, as set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.         Employment by the Company.

1.1       Position.  Executive shall serve as the Company’s General Counsel. During the term of Executive’s employment with the Company, Executive will devote Executive’s best efforts and substantially all of Executive’s business time and attention to the business of the Company, except for approved vacation periods and reasonable periods of illness or other incapacities permitted by the Company’s general employment policies.

1.2       Duties and Location.  Executive shall perform such duties as are required by the Company’s Chief Executive Officer to whom Executive will report.  Executive’s primary office location shall be the Company’s Redwood City office.  The Company reserves the right to reasonably require Executive to perform Executive’s duties at places other than Executive’s primary office location from time to time, and to require reasonable business travel.  The Company may modify Executive’s job title and duties as it deems necessary and appropriate in light of the Company’s needs and interests from time to time.

1.3       Policies and Procedures.  The employment relationship between the Parties shall be governed by the general employment policies and practices of the Company, as adopted or modified from time to time in the Company’s discretion, except that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.

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2.         Compensation.

2.1       Salary.  For services to be rendered hereunder, Executive shall receive a base salary at the rate of three hundred thirty thousand dollars ($330,000.00) per year (the “Base Salary”), subject to standard payroll deductions and withholdings and payable in accordance with the Company’s regular payroll schedule.  As an exempt salaried employee, Executive will be required to work the Company’s normal business hours, and such additional time as appropriate for Executive’s work assignments and position, and Executive will not be entitled to overtime compensation.

2.2       Bonus.  Executive will be eligible for an annual discretionary bonus of up to thirty percent (30%) of Executive’s Base Salary (the “Annual Bonus”),  under the terms herein and in the Company’s written bonus plan applicable to executives.  Whether Executive receives an Annual Bonus for any given year, and the amount of any such Annual Bonus, will be determined by the Company’s Board of Directors (the “Board”) in its sole discretion based upon the Company’s and Executive’s achievement of objectives and milestones to be determined on an annual basis by the Board.  Executive must remain an active employee through the end of any given calendar year in order to earn an Annual Bonus for that year and any such bonus will be paid prior to March 15 of the calendar year after the applicable bonus year.  Executive will not be eligible for, and will not earn, any Annual Bonus (including a prorated bonus) if Executive’s employment terminates for any reason before the end of the calendar year.

3.         Standard Company Benefits. Executive shall be entitled to participate in all employee benefit programs for which Executive is eligible under the terms and conditions of the benefit plans and applicable policies that may be in effect from time to time and provided by the Company to its employees.  The Company reserves the right to cancel or change the benefit plans or programs it offers to its employees at any time.

4.         Expenses.  The Company will reimburse Executive for reasonable travel, entertainment or other expenses incurred by Executive in furtherance or in connection with the performance of Executive’s duties hereunder, in accordance with the Company’s expense reimbursement policy as in effect from time to time.

5.         Equity. Subject to approval by the Board, Executive shall be granted an option to purchase 550,000 shares of the Company’s Common Stock with an exercise price equal to the fair market value as determined by the Board on the date of grant (the “Option”).  The Option will be subject to a four (4)-year vesting period subject to Executive’s continued employment with the Company, with twenty-five percent (25%) of the shares subject to the Option vesting on the one (1) year anniversary of Executive’s employment, and the remaining shares subject to the Option vesting in thirty-six (36) equal monthly installments thereafter, in each case subject to Executive’s continued employment through the applicable vesting dates.  The Option shall be governed in all respects by the terms of the governing plan documents and option or stock purchase agreement between Executive and the Company.

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6.         Termination of Employment; Severance.

6.1       At-Will Employment.  Executive’s employment relationship is at-will.  Either Executive or the Company may terminate the employment relationship at any time, with or without Cause (as defined below) or advance notice.

6.2       Termination Without Cause; Resignation for Good Reason.

(i)         The Company may terminate Executive’s employment with the Company at any time without Cause.  Further, Executive may resign her employment at any time for Good Reason (as defined below).

(ii)       In the event Executive’s employment with the Company is terminated by the Company without Cause (other than as a result of Executive’s death or disability), or Executive resigns her employment for Good Reason, in either case prior to the thirty (30)-day period prior to the closing of a Change of Control (as defined below) or more than twelve (12) months following the closing of a Change of Control, then provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to Paragraph 7 (“Conditions to Receipt of Severance, COBRA Premiums, Special Cash Payments and Accelerated Vesting”) and Executive’s continued compliance with the terms of this Agreement (including the Confidentiality Agreement), the Company shall provide Executive with the following severance benefits:

(a)        The Company shall pay Executive, as severance, the equivalent of six  (6) months of Executive’s Base Salary in effect as of the date of Executive’s employment termination, subject to standard payroll deductions and withholdings (the “Severance”).  The Severance will be paid in a lump sum on the sixtieth (60th) day following Executive’s Separation from Service, provided the Separation Agreement (as discussed in Paragraph 7) has become effective.

(b)       Provided that Executive timely elects continued coverage under COBRA, the Company shall pay Executive’s COBRA premiums to continue Executive’s coverage (including coverage for eligible dependents, if applicable) (“COBRA Premiums”) through the period (the “COBRA Premium Period”) starting on Executive’s Separation from Service date and ending on the earliest to occur of: (i) six (6) months following Executive’s Separation from Service date; (ii) the date Executive becomes eligible for group health insurance coverage through a new employer; or (iii) the date Executive ceases to be eligible for COBRA continuation coverage for any reason, including plan termination.  In the event Executive becomes covered under another employer's group health plan or otherwise ceases to be eligible for COBRA during the COBRA Premium Period, Executive must immediately notify the Company of such event.  Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot pay the COBRA Premiums without a substantial risk of violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to Executive a taxable monthly payment in an amount equal to the monthly COBRA premium that Executive would be required to pay to continue Executive’s group health

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coverage in effect on the date of Executive’s employment termination (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made on the last day of each month regardless of whether Executive elects COBRA continuation coverage and shall end on the earlier of (x) the date upon which Executive obtains other employment or (y) the last day of the sixth (6th) calendar month following Executive’s Separation from Service date (the “Special Cash Payments”).

(iii)      If the Company terminates Executive’s employment with the Company without Cause (other than as a result of Executive’s death or disability), or Executive resigns her employment for Good Reason, in either case within thirty (30) days prior to or twelve (12) months following the closing of a Change of Control, then in addition to the Severance and COBRA Premiums (or Special Cash Payments), vesting of Executive’s Option shall be accelerated such that 100% of the shares subject to the Option shall be deemed immediately vested,  and exercisable,   as of Executive’s last day of employment (the “Accelerated Vesting”).

6.3       Termination for Cause; Resignation Without Good Reason; Death or Disability.

(i)         The Company may terminate Executive’s employment with the Company at any time for Cause.  Further, Executive may resign her employment at any time without Good Reason.  Executive’s employment with the Company may also be terminated due to Executive’s death or disability.

(ii)       If Executive resigns her employment without Good Reason, or the Company terminates Executive’s employment for Cause, or if Executive’s employment terminates as a result of Executive’s death or disability, then (a) Executive will no longer vest in any Option or any other equity awards, (b) all payments of compensation by the Company to Executive hereunder will terminate immediately (except as to amounts already earned), and (c) Executive will not be entitled to any severance benefits, including (without limitation) the Severance, COBRA Premiums, Special Cash Payments or Accelerated Vesting.  In addition, Executive shall resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of employment termination.

7.         Conditions to Receipt of Severance, COBRA Premiums, Special Cash Payments and Accelerated Vesting.  The receipt of the Severance, COBRA Premiums, Special Cash Payments and Accelerated Vesting will be subject to Executive signing and not revoking a separation agreement and release of claims in a form reasonably satisfactory to the Company within sixty (60) days following the date of Executive’s Separation from Service (the “Separation Agreement”).  No Severance, COBRA Premiums, Special Cash Payments or Accelerated Vesting will be paid or provided until the Separation Agreement becomes effective.  Executive shall also resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of employment termination.

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8.         Section 409A.   It is intended that all of the severance benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) provided under Treasury Regulations 1.409A‑1(b)(4), 1.409A‑1(b)(5) and 1.409A‑1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A.  For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A‑2(b)(2)(iii)), Executive’s right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.  Notwithstanding any provision to the contrary in this Agreement, if Executive is deemed by the Company at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to Executive prior to the earliest of (i) the expiration of the six (6)-month period measured from the date of Executive’s Separation from Service with the Company, (ii) the date of Executive’s death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation.  Upon the first business day following the expiration of such applicable Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Paragraph shall be paid in a lump sum to Executive, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred.

9.         Parachute Payments.  If any payment or benefit (including payments and benefits pursuant to this Agreement) that Executive would receive in connection with a Change of Control from the Company or otherwise (“Transaction Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) but for this Paragraph, would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall cause to be determined, before any amounts of the Transaction Payment are paid to Executive, which of the following two alternative forms of payment would result in Executive’s receipt, on an after-tax basis, of the greater amount of the Transaction Payment notwithstanding that all or some portion of the Transaction Payment may be subject to the Excise Tax: (1) payment in full of the entire amount of the Transaction Payment (a “Full Payment”), or (2) payment of only a part of the Transaction Payment so that Executive receives the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”).  For purposes of determining whether to make a Full Payment or a Reduced Payment, the Company shall cause to be taken into account all applicable federal, state and local income and employment taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes).  If a Reduced Payment is made, (x) Executive shall have no rights to any additional payments and/or benefits constituting

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the Transaction Payment, and (y) reduction in payments and/or benefits shall occur in the manner that results in the greatest economic benefit to Executive as determined in this paragraph.  If more than one method of reduction will result in the same economic benefit, the portions of the Transaction Payment shall be reduced pro rata.  Unless Executive and the Company otherwise agree in writing, any determination required under this Paragraph shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon Executive and the Company for all purposes.  For purposes of making the calculations required by this Paragraph, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code.  Executive and the Company shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Paragraph.  The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Paragraph as well as any costs incurred by Executive with the Accountants for tax planning under Sections 280G and 4999 of the Code.

10.       Definitions.

(i)         Cause.  For purposes of this Agreement, “Cause” for termination will mean:  (a) commission of any felony or crime involving dishonesty; (b) participation in any fraud against the Company; (c) material breach of Executive’s duties to the Company; (d) persistent unsatisfactory performance of job duties after written notice from the Board and a reasonable opportunity to cure (if deemed curable); (e) intentional damage to any property of the Company; (f) misconduct, or other violation of Company policy that causes harm; (g) breach of any written agreement with the Company; and (h) conduct by Executive which in the good faith and reasonable determination of the Board demonstrates gross unfitness to serve.

(ii)       Change of Control.  For purposes of this Agreement, “Change of Control” shall mean either an “Asset Transfer” or “Acquisition,” as those terms are defined in the Company’s Amended and Restated Certificate of Incorporation as in effect on the applicable date of the Change of Control.

(iii)      Good Reason.  For purposes of this Agreement, Executive shall have “Good Reason” for resignation from employment with the Company if any of the following actions are taken by the Company without Executive’s prior written consent:   (a) a material reduction in Executive’s Base Salary, which the parties agree is a reduction of at least ten percent (10%) of Executive’s Base Salary (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated employees); (b) a material reduction in Executive’s duties (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless Executive’s new duties are materially reduced from the prior duties; or (c) relocation of Executive’s principal place of employment to a place that increases Executive’s one-way commute by more than fifty (50) miles as compared to Executive’s then-current principal place of employment immediately prior to such relocation.  In order to resign her employment for Good Reason, Executive must

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provide written notice to the Company’s CEO within thirty (30) days after the first occurrence of the event giving rise to Good Reason setting forth the basis for Executive’s resignation, allow the Company at least thirty (30) days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, Executive must resign from all positions Executive then holds with the Company not later than ninety (90) days after the expiration of the cure period.

11.       Proprietary Information Obligations.

11.1     Confidential Information Agreement.  As a condition of employment, Executive shall execute and abide by the Company’s standard form of Employee Confidential Information and Inventions Assignment Agreement (the “Confidentiality Agreement”).

11.2     Third-Party Agreements and Information.  Executive represents and warrants that Executive’s employment by the Company does not conflict with any prior employment or consulting agreement or other agreement with any third party, and that Executive will perform Executive’s duties to the Company without violating any such agreement.  Executive represents and warrants that Executive does not possess confidential information arising out of prior employment, consulting, or other third party relationships, that would be used in connection with Executive’s employment by the Company, except as expressly authorized by that third party.  During Executive’s employment by the Company, Executive will use in the performance of Executive’s duties only information which is generally known and used by persons with training and experience comparable to Executive’s own, common knowledge in the industry, otherwise legally in the public domain, or obtained or developed by the Company or by Executive in the course of Executive’s work for the Company.

12.       Outside Activities During Employment.

12.1     Non-Company Business.  Except  with the prior written consent of the CEO, Executive will not during the term of Executive’s employment with the Company undertake or engage in any other employment, occupation or business enterprise, other than ones in which Executive is a passive investor.  Executive may engage in civic and not-for-profit activities so long as such activities do not materially interfere with the performance of Executive’s duties hereunder.

12.2     No Adverse Interests.  Executive agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known to be adverse or antagonistic to the Company, its business or prospects, financial or otherwise.

13.       Dispute Resolution.  To ensure the timely and economical resolution of disputes that may arise in connection with Executive’s employment with the Company, Executive and the Company agree that any and all disputes, claims, or causes of action, in law or in equity, arising from or relating to the enforcement, breach, performance, negotiation, execution, or interpretation of this Agreement, Executive’s employment, or the termination of Executive’s employment, including but not limited to statutory claims, shall

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be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16 and to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in San Francisco, California, conducted by JAMS, Inc. (“JAMS”) under the then applicable JAMS rules and procedures for employment disputes (available upon request and also currently available at  https://www.jamsadr.com/rules-employment-arbitration).  By agreeing to this arbitration procedure, both Executive and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding.  The Company acknowledges that Executive will have the right to be represented by legal counsel at any arbitration proceeding.  In addition, all claims, disputes, or causes of action under this Paragraph, whether by Executive or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity.  The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding.  To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration.  This paragraph shall not apply to an action or claim brought in court pursuant to the California Private Attorneys General Act of 2004, as amended.  The arbitrator shall:  (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award.  The arbitrator shall be authorized to award any or all remedies that Executive or the Company would be entitled to seek in a court of law.  The Company shall pay all JAMS’ arbitration fees in excess of the amount of court fees that would be required of Executive if the dispute were decided in a court of law.  Nothing in this Agreement is intended to prevent either Executive or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.  Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

14.       General Provisions.

14.1     Notices.  Any notices provided must be in writing and will be deemed effective upon the earlier of personal delivery (including personal delivery by fax) or the next day after sending by overnight carrier, to the Company at its primary office location and to Executive at the address as listed on the Company payroll.

14.2     Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the parties.

14.3     Waiver.  Any waiver of any breach of any provisions of this Agreement must be in writing to be effective, and it shall not thereby be deemed to have

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waived any preceding or succeeding breach of the same or any other provision of this Agreement.

14.4     Complete Agreement.  This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between Executive and the Company with regard to this subject matter and is the complete, final, and exclusive embodiment of the Parties’ agreement with regard to this subject matter.  This Agreement is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations.  This Agreement cannot be modified or amended except in a writing signed by a duly authorized officer of the Company.

14.5     Counterparts.  This Agreement may be executed and delivered in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement, and delivery via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

14.6     Headings.  The headings of the paragraphs hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

14.7     Successors and Assigns.  This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive and the Company, and their respective successors, assigns, heirs, executors and administrators, except that Executive may not assign any of his duties hereunder and he may not assign any of his rights hereunder without the written consent of the Company, which shall not be withheld unreasonably.

14.8     Tax Withholding and Indemnification.    All payments and awards contemplated or made pursuant to this Agreement will be subject to withholdings of applicable taxes in compliance with all relevant laws and regulations of all appropriate government authorities.  Executive acknowledges and agrees that the Company has neither made any assurances nor any guarantees concerning the tax treatment of any payments or awards contemplated by or made pursuant to this Agreement.  Executive has had the opportunity to retain a tax and financial advisor and fully understands the tax and economic consequences of all payments and awards made pursuant to the Agreement.

14.9     Choice of Law.  All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of California.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first written above.

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ATRECA, INC.

By:	/s/ John Orwin
John Orwin
President & Chief Executive Officer

EXECUTIVE

/s/ Courtney Phillips
Courtney Phillips

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